UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


                         Suite 600 - 200 Burrard Street,
                      Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:    August 25, 2005                      By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                     -------------------------------------------

                                                         EXTERNAL NEWS RELEASE
                                                                      05-17-TC
FOR IMMEDIATE RELEASE:   August 25, 2005


               TECK COMINCO ANNOUNCES APPOINTMENT OF RON MILLOS
                          AS CHIEF FINANCIAL OFFICER


Vancouver, B.C. -- Teck Cominco Limited today announced that Ron Millos will be appointed Senior Vice President Finance and Chief Financial Officer of Teck Cominco effective October 3, 2005. Mr. Millos will succeed John Taylor, who is retiring.

Mr. Millos is a Chartered Accountant with extensive experience in senior financial positions in the mining industry. Mr. Millos has since May 31, 2003 been Chief Financial Officer of Elk Valley Coal Partnership and Fording Canadian Coal Trust. Prior to that he was Vice President, Corporate Finance of Teck Cominco, and prior to 2001, Chief Financial Officer of Cominco Ltd.

John Taylor is retiring from Teck Cominco following a 28-year career in which he has held progressively more senior positions. Mr. Taylor has served as Senior Vice President Finance and Chief Financial Officer of Teck Cominco and its predecessor Teck Corporation since 1995.

Teck Cominco Chairman Norman Keevil said: "We are extremely pleased that Ron Millos is returning to Teck Cominco. On behalf of the Board, I would like to thank John Taylor for his contribution to Teck over the years.
He has played a significant role in the company's success."

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets totalling approximately $6 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at www.teckcominco.com.

                                    - 30 -


For additional information, please contact:

Greg Waller
Director, Financial Analysis and Investor Relations
604.687.1117


                              TECK COMINCO LIMITED
        200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
     TEL: (604) 687-1117     FAX: (604) 687-6100      www.teckcominco.com